UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012.

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

DOCUMENT INCLUDED AS PART OF THIS REPORT

The Registrant is hereby filing the Press Release, dated September 24, 2012, included in this Report for purposes of the Securities Exchange Act of 1934, as amended. This Report on Form 6-K is incorporated by reference into the Offering Memorandum, dated as of September 10, 2012, of the Registrant, relating to the exchange offer referred to in the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: September 24, 2012	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
	Name:	Jaime Alberto Velásquez B.
	Title:	Vice President of Strategy and Finance

BANCOLOMBIA S.A. EXTENDS EARLY PARTICIPATION CONSIDERATION FOR ITS EXCHANGE OFFER FOR SUBORDINATED NOTES

Medellín, Colombia, September 24, 2012

Bancolombia S.A. announces the extension of the payment period for the early participation consideration of its previously announced private offer (the “exchange offer”) to exchange any and all of its outstanding 6.875% Subordinated Notes due 2017 (CUSIP No. 05968LAA0, ISIN No. US05968LAA08) (the “Old Notes”) for its 5.125% Subordinated Notes due 2022 (the “New Notes”). The New Notes are not registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The New Notes may not be publicly offered or sold in the Republic of Colombia.

The expiration date of the exchange offer remains unchanged at 11:59 p.m. (New York City time) on October 5, 2012, unless extended or earlier terminated by Bancolombia. Under the exchange offer as amended by this announcement, all eligible holders who validly tender Old Notes at any time on or prior to the expiration date will receive the early exchange consideration of U.S.$1,135.00 principal amount of New Notes per U.S.$1,000 principal amount of Old Notes tendered (which includes the early participation consideration of U.S.$30.00 principal amount of New Notes). The withdrawal date occurred at 5:00 p.m. (New York City time) on September 21, 2012. All tenders of Old Notes not validly withdrawn prior to the withdrawal date are irrevocable, and any Old Notes tendered after the withdrawal date are irrevocable and may not be withdrawn. All the remaining terms and conditions of the exchange offer are unchanged.

Those holders who validly tendered and did not validly withdraw the Old Notes on or prior to the early participation date (September 21, 2012) will receive the early participation consideration per U.S.$1,000 principal amount of Old Notes tendered on the early settlement date (September 25, 2012). Those holders who validly tender after the early participation date but on or prior to the expiration date will receive the early participation consideration per U.S.$1,000 principal amount of Old Notes tendered on the final settlement date. As of the early participation date, according to Global Bondholder Services Corporation, the exchange agent for the exchange offer, Bancolombia had received valid tenders of U.S.$ 188,283,000 aggregate principal amount of Old Notes (equal to approximately 47% of the aggregate outstanding principal amount of the Old Notes).

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts

Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía

Capital Markets VP	Strategy and Finance VP	Financial VP	IR Manager

Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837